UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

TELEFÔNICA BRASIL S.A. (“Company”) announces to the market that in the auction for the sale of the national 700 MHz frequency held by National Telecommunications Agency (“Anatel”) today, September 30, 2014, in accordance with the Notice of BID Nº 2/2014-SOR/SPR/CD-ANATEL ("Notice"), the Company was the winner of the lot 3 among the offered. The value offered by the frequency range was the minimum price of R$ 1.928 billion.

Thus, Telefônica Brasil S.A. will increase its capacity to provide services with fourth-generation technology (4G) throughout the national territory and will operate in the frequency range of 700 MHz, with a 10+10 MHz band, in addition to the frequency of 2.5 GHz, with a 20+20Mhz band acquired in 2012’s bid.

The amount to be paid and the terms of use comply with the rules set out in the Notice and by Anatel.

With today’s acquisition, the Company achieves its goal of ensuring the necessary spectrum to the expansion of 4G service in the medium and long term, thus meeting the growing demand for high speed internet.

Telefônica Brasil leads the 4G market in Brazil, with a market share of 39.1%, according to latest figures released by Anatel, and 4G coverage in 99 Brazilian municipalities.

 São Paulo, September 30, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 30, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director